Exhibit 3.1

AMENDMENT NO. 1 TO

THE AMENDED AND RESTATED BYLAWS

OF

ANTERIX INC.

May 5, 2020

The second sentence of Article I, Section 7(a)(2) of the Amended and Restated Bylaws of Anterix Inc. is hereby amended and restated in its entirety, effective immediately, as follows:

“To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of  business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of a notice relating to nominations of persons for election to the Board of Directors at the 2020 annual meeting, such notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern Time on May 22, 2020); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation.”